[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]





VIA EDGAR
---------


April 5, 2006


Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance


Re:  W. R. Berkley Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 13, 2006
     File No. 1-15202
     -----------------------------------------------------

Dear Mr. Rosenberg:

     I refer to the letter dated March 23, 2006 from Jim B. Rosenberg to Eugene
G. Ballard, Senior Vice President, Chief Financial Officer and Treasurer of W.
R. Berkley Corporation ("Berkley"), regarding Berkley's Form 10-K referenced above. Berkley is actively working on its responses to the comments of the Staff raised in the letter and expects to submit its responses within two weeks.

     Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

Enclosures

cc:  Lisa K. Vanjoske
     Dana Hartz
     Eugene G. Ballard
     Ira S. Lederman, Esq.